Footnote 1

(1) The Series A Preferred Stock is convertible at any time, at the holder’s election, and has no expiration date.  Prior to the transfer, the reporting person owned 1,000,000 shares of the Series A Preferred Stock, which are convertible into such number of shares of common stock that equals 51% of the outstanding common stock of the registrant immediately after the conversion.  Additionally, the Series A Preferred Stock has voting rights on all matters submitted to stockholders equal to 66 2/3% of the total votes that can be cast.  As a result of the transfer, the reporting person beneficially owns 900,000 shares of Series Preferred Stock convertible into 45.9% of the of the outstanding common stock of the registrant immediately after the conversion, and has voting rights on all matters submitted to stockholders equal to 60.0% of the total votes that can be cast.